Via EDGAR, and U.S. Mail

March 19, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Linda van Doorn Senior Assistant Chief Accountant Mail Stop 3010
Re:
Goldman Sachs Hedge Fund Partners, LLC
Form 10-K for the Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 30, 2009 (“June Form 10-Q”)
File No. 0-50723

Dear Ms. Van Doorn:

We are in receipt of the letter, dated March 11, 2010, to Jennifer Barbetta, Managing Director and Chief Financial Officer of Goldman Sachs Hedge Fund Strategies LLC, the managing member of Goldman Sachs Hedge Fund Partners, LLC (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-K for the Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 30, 2009 (“June Form 10-Q”)

Note 3, Investments, page F-10,

1.
We note your response to our prior comment 1. Please revise your disclosure related to each significant investee to include their schedule of investments categorized by type, geographic region, and industry, in addition to the categorization by investment strategy as you have proposed. Further include disclosure of and name each investment constituting more than 5 percent of net assets of each significant investee. Refer to ASC 946-210-50-6 through 50-10.

Response:

We acknowledge your view with respect to ASC 946-210-50-6 through 50-10 and propose to incorporate additional disclosures related to the significant investee schedule of investments in the Company’s December 31, 2009 Form 10-K and in future filings as applicable.

We respectfully request to incorporate the additional disclosure in the audited footnotes of the Company’s December 31, 2009 Form 10-K. The Company’s December 31, 2009 Form 10-K will be filed no later than March 31, 2010 and will include comparative summary financial information for the years ended December 31, 2009, and 2008.  In addition, the Company has not filed and does not intend to file any registration statements that would require reference to the Company’s December 31, 2008 Form 10-K.

* * *
The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the March Form 10-Q and the June Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the March Form 10-Q and the June Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *
Please feel free to call me (212-902-9839) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Jennifer Barbetta
Jennifer Barbetta Chief Financial Officer Goldman Sachs Hedge Fund Strategies LLC

cc:	Securities and Exchange Commission Jonathan Wiggins